Exhibit 99.2

Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Fiscal Year 2016

The past fiscal year once more was a very successful year for Fresenius Medical Care. The business with dialysis services had a particularly positive development. Furthermore, the expansion of the Care Coordination sector progressed. In this still relatively young sector, the company was able to achieve a sustained strong sales growth. The work of the Supervisory Board was characterized by, among other things, the new elections by the Annual General Meeting.

The Supervisory Board of Fresenius Medical Care AG & Co. KGaA (hereinafter the “Company”) in the past fiscal year observed all the duties imposed on it by the law, the articles of association and the rules of procedure. In this context it also took into account the recommendations of the German Corporate Governance Code. The Supervisory Board supervised the general partner, Fresenius Medical Care Management AG, within its responsibility and regularly advised the management board (hereinafter the “Management Board”).

Deliberations of the Supervisory Board covered all significant questions of business policy, the company planning and the strategy. Reports of the Management Board on the progress of transactions, acquisitions, the profitability and liquidity as well as on the situation and perspectives of the Company and the Group served as a basis for the work of the Supervisory Board. Further subjects were the risk situation and risk management. This and all further significant business issues were comprehensively discussed by the Supervisory Board and its committees. The agenda also included regular reviews of the development of the acquisitions of the previous years. Key benchmarks for this were the planning and prognoses at the time of each acquisition. The Supervisory Board passed various resolutions within its competencies according to law and the Articles of Association.

Meetings

In the last fiscal year, six meetings of the Supervisory Board, some of which lasting several days, took place. In addition, the Supervisory Board had one session via telephone conference. In the last fiscal year, no Supervisory Board member attended only half of the meetings of the Supervisory Board and the committees he is a member of, or less. The following table shows the participation of the members in the meetings and the telephone conference held in the past fiscal year:

	Supervisory Board	Audit and Corporate Governance Committee	Nomination Committee	Joint Committee
Dr Gerd Krick (Chairman)	7/7	9/9	1/1	1/1(3)
Dr Dieter Schenk (Vice Chairman)	7/7	0/0	1/1	0/0
Rolf A. Classon	7/7	4/4	0/0	1/1
William P. Johnston	7/7	8/9	0/0	1/1
Deborah Doyle McWhinney(1)	3/3	4/4	0/0	0/0
Pascale Witz(1)	3/3	0/0	0/0	0/0
Prof Dr Bernd Fahrholz(2)	4/4	5/5	0/0	0/0
Dr Walter L. Weisman(2)	3/4	4/5	1/1	0/0

(1) Member of the Supervisory Board since May 12, 2016

(2) Member of the Supervisory Board until May 12, 2016

(3) On behalf of the general partner

The Supervisory Board was always informed promptly, regularly and comprehensively by the Management Board. The Management Board reported to the Supervisory Board in writing in between, or in due time in advance of, meetings. During the meetings, it also informed the Supervisory Board orally. In addition, this year the Supervisory Board had the opportunity to meet individual members of the upper management level. The members of the Management Board were further available to the Supervisory Board for follow-up queries. The Chairman of the Supervisory Board maintained regular and close contact with the Management Board outside the meetings. In case of particularly important events, the Management Board promptly informed the Chairman of the Supervisory Board or the chairmen of its committees. During the entire fiscal year, the Chairman of the Supervisory Board was in close contact with the other members of the Supervisory Board.

Focus of the discussions in the Supervisory Board

Also in the past year, the Supervisory Board mainly focused on strategic considerations.  Measures discussed by the Supervisory Board related to both existing and potentially new business areas. Fresenius Medical Care intends to continue growing strongly in the current core business with dialysis products und the treatment of dialysis patients. A notable acquisition project in the field of dialysis services was the acquisition of a 85% participation in the Indian dialysis group Sandor Nephro Services. This group of companies is the second largest provider of dialysis treatments in India; it operates more than 50 dialysis centers. With this takeover, Fresenius Medical Care strengthens its core business in one of the world’s fastest growing economies. At the same time, the Company pursues its “Growth Strategy 2020”. The goal of that strategy is to also offer medical services which go beyond the dialysis treatment itself. Those services, which are combined under the title “Care Coordination”, shall form an even larger share of the overall turnover in the future. Against this background, the Supervisory Board primarily deliberated on acquisition- and cooperation projects in this area.

The Supervisory Board also deliberated on the compensation of the Management Board. The Supervisory Board discussed in detail in particular the structure of the Long-Term Incentive Plan 2016. This plan sets long-term incentives for the Management Board to align its work with the success of the Company by means of a performance-oriented remuneration. The Long Term Incentive Plan 2016, thus, is an essential component of the compensation system for the Management Board. The Annual General Meeting has approved the compensation system on May 12, 2016.

The Supervisory Board also discussed in depth the changes in accounting. Going forward, Fresenius Medical Care will no longer report in accordance with US-GAAP, with US dollars as the reporting currency, but in accordance with the International Financial Reporting Standards (IFRS), with Euro as the reporting currency.

The business development, the competitive situation and the Management Board’s planning in the individual regions, once more, were at the centre of the Supervisory Board’s discussions. It particularly the Supervisory Board discussed in detail the development of cost reimbursement in the various health care systems. Another focus of the discussions was on research and development activities. In the past fiscal year, the 6008 CAREsystem was presented. With the help of this dialysis machine, a further improvement of the already high therapy standards of Fresenius Medical Care and a more efficient structuring of the treatments could be achieved. In the past year, the Supervisory Board also informed itself about the quality assurance systems and the results of the product quality testing in the production facilities. In joint consultations with the Management Board the expected development of the production quantities in the existing facilities and their expansion was discussed. For example, Fresenius Medical Care will invest in a new approximately 7,000 square meters technology center at the Schweinfurt location. Around 250 employees will be working together in a project-related manner under a single roof in the future.

Already in 2013 Fresenius Medical Care started a worldwide efficiency enhancement program. Also in the past year, the Supervisory Board had itself informed on the success of the measures to improve the cost situation. Additional discussions related to the litigation in connection with alleged inadequate warning notices on the acid concentrate products NaturaLyte® and Granuflo®. At the center of the discussions was an out-of-court settlement in principle with the plaintiffs in early 2016.

The Supervisory Board has regularly received informed on the compliance of the Company. Also results of the internal revision were taken into account in this context. As a further topic, the Supervisory Board inquired about the progress of the internal investigation concerning asserted violations of provisions of the US Foreign Corrupt Practices Act (FCPA) or other anti-corruption laws.

In particular in the first half of 2016, the Supervisory Board was intensely occupied with the preparation of personnel changes. The ordinary election of the members of the Supervisory Board was on the agenda of the Annual General Meeting on May 12, 2016. Dr Walter L. Weisman and Prof Dr Bernd Fahrholz did not stand for re-election; thus their term of office ended with effect of the end of this Annual General Meeting. In preparation for the elections, the Supervisory Board discussed proposals from the Nomination

Committee as well as suitable candidates. As a result of the discussions, the Supervisory Board proposed to the Annual General Meeting the election of Ms. Deborah Doyle McWhinney and Ms. Pascale Witz as new members in addition to the re-election of four of its former members. Deborah Doyle McWhinney is an American manager with many years of experience in the financial sector. Pascale Witz, French citizen, has extensive experience in the health sector. The Supervisory Board is pleased that the Annual General Meeting followed its proposals. As a result, the Supervisory Board not only fulfilled its self-defined goals with regard to the proportion of female members in Supervisory Board at an early stage. Moreover, it was able to increase anew the diversity of its composition with regard to the internationality and professional background of its members.

Following the elections to the Supervisory Board by the Annual General Meeting, the Supervisory Board passed resolutions on the election of its Chairman and the composition of its committees.

The Supervisory Board has formed committees from among its members that support the Supervisory Board as a whole in its supervisory and advisory functions. In the Joint Committee of the Company, some members of the Supervisory Board also have to deliberate on matters relating to transactions requiring approval.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee convened four times in the past fiscal year. In addition, five telephone conferences were held. Dr Walter L. Weisman held the function of the chairman until his resignation from the Supervisory Board. As of May 12, 2016, William P. Johnston is the chairman of the committee. He has been a member of this body for several years. All members, in particular the two aforementioned chairmen, are independent financial experts according to Sec. 100 para. 5 of the German Stock Corporation Act. In addition, the members of the committee in their entirety are familiar with the sectors in which Fresenius Medical Care operates.

In 2016 the committee dealt with the annual and consolidated financial statements, the proposal for the allocation of profit and the report according to Form 20-F for the U.S. Securities and Exchange Commission (SEC). It also discussed the quarterly reports with the Management Board. Furthermore, it dealt with the selection and the independence of the auditor of the annual and consolidated financial statements. In doing so, it also considered additional non-audit services provided by the auditor for the Group. Also, the auditing mandate for the consolidated financial statements and the consolidated annual management report according to US accounting principles was issued by the committee. Its activities also included negotiating the fee agreement with the auditor and discussing and determining the focuses of the audit. As an additional topic the committee dealt with the compliance of the Company. In this context, the committee provided support in connection with investigations of alleged cases of non-compliance, which are currently still pending, as well as the review of the internal control processes.

Representatives of the auditor participated in all meetings and telephone conferences of the committee and informed the members of the committee of their auditing. In the absence of the members of the Management Board, they reported on the cooperation with them. In addition, they provided information on any significant results of their audit and were available for additional information.

The committee discussed the accountancy process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as the audit several times. In the course of its audit, the auditor reviewed the internal control and risk management system in relation to the accountancy process as well as the early risk recognition system. It did not raise any objections. With a view to the internal control system and the implementation of the relevant provisions of the Sarbanes-Oxley Act it granted an unqualified audit certificate on February 21, 2017. The Management Board periodically reported to the committee on larger individual risks. It also informed the committee regularly on the compliance situation as well as on the audit plans and results of the internal audit.

The legal and business relations of the Fresenius Medical Care group companies to Fresenius SE & Co. KGaA and/or its affiliates were a further subject matter of the reviews of the committee. It was confirmed in each case that these relationships corresponded to those between unrelated third parties.

The chairman of the committee has reported on the results of the discussions and resolutions in the committee to the Supervisory Board.

Nomination Committee

After the Nomination Committee had already intensively dealt with suitable candidates in 2015, it convened once again in the past fiscal year on March 8. Subject of the deliberations were now, among other things, the resolution proposals for the Supervisory Board elections 2016. The Nomination Committee therefore conducted preliminary interviews with potential female and male candidates. In the selection process, the Nomination Committee was supported by an external service provider.

Joint Committee

The Company has a Joint Committee. It is composed of two representatives nominated by the general partner as well as two members of the Supervisory Board. For certain matters, the Management Board requires the approval of the Joint Committee. The Joint Committee held one meeting in the past fiscal year. The subject of such meeting was the deliberation on the renewal of lease agreements for offices and production buildings at the locations of Bad Homburg, Schweinfurt and St. Wendel. The committee was presented with an external expert’s report on the market adequacy of the rent and other contents of the agreements. In its meeting held on November 29, 2016 the Joint Committee agreed to prolong the lease agreements for another ten years.

Corporate Governance

The Supervisory Board again reviewed the efficiency of its work and also dealt with the exchange of information between it and its committees as well as between it and the Management Board. No objections arose in the course of such review.

In some cases, members of the Supervisory Board of the Company are also members of the Supervisory Board of the general partner. This applies to Rolf A. Classon, William P. Johnston, Dr Gerd Krick and Dr Dieter Schenk. The same was true for Dr Walter L. Weisman, who did not stand for re-election to the Supervisory Board in May 2016. In addition, Dr Gerd Krick is chairman and Dr Dieter Schenk vice chairman of the supervisory board of Fresenius Management SE. Fresenius Management SE is the general partner of

Fresenius SE & Co. KGaA. As of the end of the past fiscal year Fresenius SE & Co. KGaA held 30.7% of the shares in the Company. It is also the sole shareholder of Fresenius Medical Care Management AG. Dr Gerd Krick is also chairman of the supervisory board of Fresenius SE & Co. KGaA.

Consultancy or other service relationships with Supervisory Board members in the last fiscal year existed only in the case of Dr Dieter Schenk. He is, at the same time, a partner in the law firm Noerr LLP. The companies of the international law firm Noerr LLP provided legal advice to Fresenius Medical Care AG & Co. KGaA and its affiliates in the past fiscal year. In the last fiscal year, Fresenius Medical Care paid legal fees in an amount of approx. 0.9 million € (plus VAT) to the law firm Noerr (previous year: approx. 1.1 million €). This amount paid includes also payments for services already provided in 2015 which have been paid in 2016. That is less than 1% of the legal and consultancy costs paid by Fresenius Medical Care worldwide. The Supervisory Board approved the assignments and the payments based on the presentation of detailed information and following corresponding recommendations of the Audit and Corporate Governance Committee. The same applies to the Supervisory Board of Fresenius Medical Care Management AG. With regard to such approvals, Dr Dieter Schenk abstained from voting. The payments were only executed after approval by the Supervisory Board.

The Supervisory Board dealt with the provisions of the German Corporate Governance Code and their application in relation to the group of companies. In this context, the Supervisory Board concluded that it and its committees have, in its opinion, an adequate number of independent members. Independent in terms of the German Corporate Governance Code are Rolf A. Classon, William P. Johnston, Deborah Doyle McWhinney and Pascale Witz. In accordance with the regulations of the SEC, the Supervisory Board also considers Dr Gerd Krick as independent. In the opinion of the Supervisory Board, depending on the definition applied four or five of six members are independent.

Based on its deliberations, the Supervisory Board resolved on the Declaration of Conformity in relation to the German Corporate Governance Code according to Sec. 161 of the German Stock Corporation Act. It was published in December 2016. The Declaration of Conformity is permanently available to the public on the Company’s website.

The Corporate Governance Report of the general partner and of the Supervisory Board together with the declaration on corporate governance is on pages 105 et seqq. of the annual report. The declaration on the corporate governance was discussed by the Supervisory Board and approved at its meeting of March 8, 2017.

Annual and consolidated financial statements

The annual financial statements and the annual management report of Fresenius Medical Care AG & Co. KGaA were prepared in accordance with the regulations of the German Commercial Code (HGB). The consolidated financial statements and consolidated management report, on the other hand, follow Sec. 315a German Commercial Code in accordance with International Financial Reporting Standards (IFRS) as applicable in the European Union. Accountancy, annual financial statements, annual management report as well as consolidated financial statements and consolidated annual management report for 2016, were audited by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin. Said company was elected as auditor by resolution of the Annual General Meeting of May 12, 2016 and instructed by the Supervisory Board. The auditor has provided each of the aforementioned documents with an unqualified certificate. The audit reports of the auditor were made available to the Audit and Corporate Governance Committee and the Supervisory Board. The Audit and Corporate Governance Committee reviewed the annual and consolidated financial statements as well as the management reports taking into account the audit reports of, and the discussions with, the auditor. It reported to the Supervisory Board thereon.

The Supervisory Board also reviewed the annual financial statements, the annual management report, the consolidated financial statements and consolidated annual management report in each case for the past fiscal year. The documents were provided to it in good time. The Supervisory Board declared its agreement to the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the Supervisory Board of the annual and consolidated financial statements. They reported to the Supervisory Board on the significant findings of their audit and were available for additional information. Also according to the final results of its own review, no objections had to be raised by the

Supervisory Board as regards the annual financial statements, the annual management report, the consolidated financial statements and the consolidated annual management.

At its meeting on February 21, 2017 the Supervisory Board discussed the draft of the report according to Form 20-F. The report according to Form 20-F was filed with the SEC on February 22, 2017. It contains, inter alia, also the consolidated financial statements and the consolidated annual management report which have been prepared for the last time in accordance with US accounting principles, with the US dollar as the reporting currency. In the future and for the first time for fiscal year 2017, the report according to Form 20-F will contain the consolidated financial statements and the consolidated annual management report according to IFRS with Euro as the reporting currency.

The annual financial statements and annual management report of Fresenius Medical Care AG & Co. KGaA as well as the consolidated financial statements and the consolidated annual management report for the last fiscal year, as presented by the general partner, were approved by the Supervisory Board at its meeting on March 8, 2017.

The Supervisory Board also approved the general partner’s proposal for the application of profit which provides for a dividend of € 0.96 for each share.

Dependency report

The general partner prepared a report on its relationships to Fresenius SE & Co. KGaA and the latter’s affiliates in accordance with Sec. 312 German Stock Corporation Act for the past fiscal year. The report contains the following final declaration:

“In conjunction with the legal transactions and measures set out in the report on relationships with affiliates, and on the basis of the circumstances of which we were aware at the time when the legal transactions were carried out or when the measures were taken or not taken, FMC-AG & Co. KGaA has received adequate consideration for every legal transaction, and has not suffered any disadvantage as a result of the fact that measures have been or have not been carried out.”

Both, the Audit and Corporate Governance Committee and the Supervisory Board received the dependency report in good time and reviewed it. The auditor participated in the relevant meetings. It reported on the main results of his audit and was available for additional information. On February 21, 2017, the auditor added the following certificate to that dependency report:

“Based on our audit and the conclusions reached, we confirm that 1. the disclosures made in the report are factually correct, 2. the consideration received or paid by the Company for each legal transaction disclosed in the report was not unreasonably high, 3. there are no other circumstances relating to the transactions and measures disclosed in the report which would lead to a conclusion different to the one reached by the personally liable shareholder (General Partner).”

The Audit and Corporate Governance Committee and the Supervisory Board concur with the assessment of the auditor. Following the final results of the review by the Supervisory Board, it does not raise any objections against the declaration of the general partner at the bottom of the report on the relationships to affiliates.

Personnel matters

After many years as member of the Management Board and as General Manager for the region Asia-Pacific Roberto Fusté has decided to resign from both offices with effect as of March 31, 2016. It has been agreed that Roberto Fusté will continue to support Fresenius Medical Care with his long-term experience as Executive Advisor for Regional Strategies until December 31, 2018. In this function he will directly report to the Chairman of the Management Board. The successor of Roberto Fusté is Andreas Hendrik (Harry) de Wit. Harry de Wit has been working in the medical technology sector for over 25 years. He has extensive experience in the Asia-Pacific region and is based in Hong Kong. The Supervisory Board is convinced that the Asia-Pacific region will continue to develop successfully under his leadership.

With effect as of February 17, 2017 also Ronald Kuerbitz has resigned as member of the Management Board and General Manager for the region North

America. His successor William (Bill) Valle has close to 30 years of experience in the dialysis business. Since 2014 he is heading the dialysis service business and the vascular access unit of Fresenius Medical Care in North America.

The Supervisory Board thanks Roberto Fusté and Ronald Kuerbitz for their efforts and outstanding contributions.

The Supervisory Board also thanks the retiring Supervisory Board members Dr Walter L. Weisman and Prof Dr Bernd Fahrholz for their professional dedication and for their valuable contributions as well as for the long-time and trustful cooperation.

The Supervisory Board finally thanks the members of the Management Board as well as all employees of the group for their commitment. Thank you very much for the successful work performed in the last fiscal year!

Bad Homburg v.d. Höhe, March 8, 2017

On behalf of the Supervisory Board

sgd. Dr Gerd Krick

Chairman